COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

January 13, 2015

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Adaptive Alternatives Fund

Columbia Diversified Absolute Return Fund

(each, the “Fund” and collectively, the “Funds”)

Post-Effective Amendment No. 212

File No. 2-99356; 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on December 30, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Prospectus comments, both Funds

Comment 1:	Please add share class ticker symbols to the Fund’s Class IDs on EDGAR when available.

Response:	Share class ticker symbols will be added to the Fund’s Class IDs on EDGAR when available.

Comment 2:	Footnote (c) to the Annual Fund Operating Expenses table in the Fees and Expenses of the Fund section states that “Management fees are based on estimated amounts for the Fund’s current fiscal year.” Please remove this footnote as it is not allowed by Item 3 of Form N-1A.

Response:	Footnote (c) will be removed from the Annual Fund Operating Expenses table.

Comment 3:	Consider moving the second sentence of the Principal Investment Strategies disclosure regarding frequent trading of portfolio securities to the Principal Risks section.

Response:	The second sentence of the Principal Investment Strategies disclosure regarding frequent trading of portfolio securities will be deleted as it is covered in the corresponding Principal Risks disclosure.

Comment 4:	Consider revising the “Investment Guidelines” discussion in the Additional Investment Strategies and Policies section if the Fund’s policies on borrowing and illiquid securities are excluded from the time of investment compliance standard.

Response:	Such disclosure will be revised as follows:

Investment Guidelines

As a general matter, and except as specifically described in the discussion of the Fund’s principal investment strategies in this prospectus or as otherwise required by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief, whenever an investment policy or limitation states a percentage of the Fund’s assets that may be invested in any security or other asset or sets forth a policy regarding an investment standard, compliance with that percentage limitation or standard will be determined solely at the time of the Fund’s investment in the security or asset.

Comment 5:	Consider revising the “Share Class Features” table in the Choosing a Share Class section to only disclose the share classes offered by the particular Fund’s prospectus.

Response:	The Fund’s prospectus provides a description of all share classes offered across the Columbia Funds’ complex. The cover page of the prospectus identifies those classes of shares offered by the Fund and the statement, “Not all Funds offer every class of shares,” is disclosed in the Choosing a Share Class section. Investors may qualify for investment in more than one share class, and may determine to invest in one share class over another based on their particular situation (investment needs, etc.). Investors may seek to invest in a share class not offered by the Fund, and may, instead, desire to invest in a different fund (maybe one providing comparable asset class exposure) offered in a different prospectus. In such case, the Fund’s prospectus provides investors with the necessary information to determine a share class that is most appropriate for them, even if this Fund does not offer the particular share class.

Comment 6:	Please confirm that, if the Fund is to invest in credit default swaps, the Fund will cover the full notional value of the swap.

Response:	For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit in a tri-party collateral account with the Fund’s custodian. For bilateral CDS where the Fund is the buyer of protection and the Fund does not hold the underlying reference security, the Fund will cover the market value of the underlying position minus any collateral on deposit in a tri-party collateral account with the Fund’s custodian. For bilateral CDS where the Fund is the buyer of protection and the Fund holds the underlying reference security, the Fund will cover the market value of the underlying position minus the notional amount of the swap minus any collateral on deposit in a tri-party collateral account with the Fund’s custodian. For index CDS (CDX) that are centrally cleared, the Fund will cover the current market value (i.e., the daily net liability) minus any margin on deposit with the Fund’s Futures Commission Merchant.

Comment 7:	Please confirm that the Fund is aware of SEC Concept Release Use of Derivatives by Investment Company under the Investment Company Act of 1940 (IC-29776) and potential changes to the Staff position stated in Release No. IC-10666 related to coverage and segregation of assets in regards to total return swaps.

Response:	The Fund confirms it is aware of SEC Concept Release Use of Derivatives by Investment Company under the Investment Company Act of 1940 (IC-29776) and potential changes to the Staff position stated in Release No. IC-10666.

Prospectus comments, Columbia Adaptive Alternatives Fund

Comment 8:	Consider revising so as to shorten the length of the Principal Investment Strategies and Principal Risks sections that appear in the Summary of the Fund, including taking into consideration a “plain English” standard.

Response:	The Fund, after further re-evaluation of its Principal Investment Strategies and Principal Risks sections, believes that such disclosure is consistent with Form N-1A and Staff guidance relating to the Summary section. While the instruments described in such disclosure are numerous, the Fund intends, at least annually in the context of its annual post-effective registration statement update, to undertake (as usual) an evaluation of its principal investment strategies and risks.

Comment 9:	Confirm that the Fund intends to operate consistent with Section 12 of the Investment Company Act of 1940, as amended (the “1940 Act”), and all applicable “Acquired Fund Fees and Expenses” of any acquired funds will be reflected in the Annual Fund Operating Expenses table if required pursuant to Form N-1A.

Response:	So confirmed.

Comment 10:	The Principal Investment Strategies section discloses that an unspecified amount of assets will be invested in hedge funds. If the Fund intends to invest in hedge funds, such investment should be limited to 15% of the Fund’s net assets, consistent with the limit in illiquid securities. If the Fund does not intend to invest in hedge funds directly, consider clarifying the disclosure accordingly.

Response:	After further consideration, it has been determined that the Fund does not intend to directly invest in hedge funds and, therefore, such reference will be removed from the Fund’s Principal Investment Strategies.

Comment 11:	The Principal Investment Strategies portion of the Summary of the Fund section discloses twelve Alternative Investment Strategies that the Fund seeks exposure to. Consider describing each of these strategies in the Summary of the Fund section.

Response:	Descriptions of the twelve Alternative Investment Strategies will be added to the Principal Investment Strategies portion of the Summary of the Fund section.

Comment 12:	The Principal Investment Strategies section discloses that the Fund may invest in one or more offshore, wholly-owned subsidiaries. With regard to Investments Through a Controlled Foreign Corporation (“CFC” or “Subsidiary”), represent that: (a) the CFC’s expenses will be included in the Fund’s prospectus fee table; (b) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (c) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the Staff; and (d) the CFC’s board of directors will sign the Fund’s registration statement.

Response:	The Fund represents that: (a) the CFC’s expenses will be included in the fee and expense table of the Fund’s prospectus; (b) the CFC and its board of directors agree to designate an agent for service of process in the United States; (c) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the Staff; and (d) the CFC’s board of directors will sign post-effective amendments to the Registrant’s registration statement with respect to the Fund.

Comment 13:	Consider revising the Principal Investment Strategies disclosure with regard to the Fund use of leverage to be more “plain English.”

Response:	The Fund’s Principal Investment Strategies will be revised accordingly.

Comment 14:	Consider revising the Principal Investment Strategies section to clarify the association to “Confidential Information Access Risk.”

Response:	The Fund’s Principal Investment Strategies will be revised accordingly.

Comment 15:	Consider revising the Principal Investment Strategies section to clarify the association to “Derivatives Risk/Forward Foreign Currency Contracts Risk” and “Derivatives Risk/Forward Interest Rate Agreements Risk.”

Response:	The Fund’s Principal Investment Strategies will be revised accordingly.

Comment 16:	Consider revising the Principal Investment Strategies section to clarify the association to “Distressed Securities Risk.”

Response:	The Fund’s Principal Investment Strategies will be revised accordingly.

Comment 17:	Consider revising the Principal Investment Strategies section to clarify the association to “Forward Commitments on Mortgage-backed Securities (including Dollar Rolls) Risk.”

Response:	The Fund’s Principal Investment Strategies will be revised accordingly.

Comment 18:	Consider revising the Principal Investment Strategies section to clarify the association to “Special Situations Risk.”

Response:	The Fund’s Principal Investment Strategies will be revised accordingly.

Comment 19:	Consider revising the “Global Macro Strategies” discussion in the Principal Investment Strategies portion of the More Information About the Fund section for clarity.

Response:	The disclosure will be revised as follows:

Global Macro Strategies focus on macroeconomic fundamentals in developing investment theses. Global macroeconomics deals with the performance, structure, behavior, and decision-making of the global economy as a whole, rather than individual markets. Monetary policy shifts, fiscal policy shifts, gross domestic product growth or inflation all may be considered in developing a market view.

Prospectus comments, Columbia Diversified Absolute Return Fund

Comment 20:	The Example in the Fees and Expenses of the Fund section includes placeholder disclosure regarding fee waivers and/or reimbursements. Please confirm that the fee waiver/expense reimbursement arrangement is contractual, will be for at least one year from the effective date of the Fund’s registration statement and include the additional two lines in the Annual Fund Operating Expenses table, if applicable.

Response:	The fee waiver/expense reimbursement arrangement for the Fund is contractual, will be in effect for at least a year from the effective date of the Fund’s registration statement and the additional two lines will be added to the Annual Fund Operating Expenses table.

Comment 21:	In the first paragraph of the Principal Investment Strategies section, consider including target percentages for the equity, fixed income and other markets that the Fund may invest in.

Response:	The Fund, with respect to its investments across markets and asset classes, has freedom of action to allocate its assets among such markets and asset classes (within each, 0-100%) in seeking to achieve the Fund’s investment objective. The Fund does not intend to consistently allocate a specific percentage to any particular market.

Comment 22:	In the second paragraph of the Principal Investment Strategies section, consider including target percentages for the tactical beta, alternative beta and alpha strategies that the Fund currently expects to pursue.

Response:	The Fund intends to utilize a combination of tactical beta, alternative beta, and alpha strategies in order to seek to achieve the Fund’s investment objective, and the Fund has (like the Fund’s allocation to markets and asset classes; see response to Comment 21) freedom of action with respect to allocating assets to these strategies, which may change on a daily basis. The Fund does not intend to consistently allocate a specific percentage of its assets to the tactical beta, alternative beta, or alpha strategies.

Comment 23:	In the second paragraph of the Principal Investment Strategies portion of the Summary of the Fund section, consider briefly explaining the concepts of alpha and beta.

Response:	This disclosure in the Principal Investment Strategies of the Fund section will be revised as follows:

Although specific strategies the Fund pursues and the manner in which the Fund pursues such strategies may change from time to time, the Fund is currently expected to combine tactical beta, alternative beta and alpha strategies in seeking the Fund’s investment objective. (In general, beta is a measure of price volatility resulting from general market movements and alpha is a measure of return resulting from active management.) The investment manager may use fundamental and quantitative methods to identify and capitalize on short-term mispricings within and across traditional asset classes and markets, such as stocks and bonds. This strategy may be referred to as a tactical beta strategy in that it seeks opportunities to earn returns from price movements of broad markets. For instance, if the investment manager believes the U.S. equity market is undervalued, the investment manager may seek to capitalize on this mispricing by investing in futures on a U.S. equities index. The investment manager may also use fundamental and quantitative methods to identify and capitalize on systemic and structural market inefficiencies. This strategy may be referred to as an alternative beta strategy in that it seeks to generate returns with relatively low correlation to overall market movements by employing a systematic, rules-based construction. For instance, the Fund may hold equities believed to be undervalued and take a short position in equities believed to be overvalued in order to generate returns from the relative price difference between the undervalued equities and overvalued equities. The investment manager will also allocate assets to long,-short and other strategies intended to generate returns that are not dependent on overall market direction. These strategies may be referred to as alpha strategies in that they are intended to have relatively low correlation to market movements and are derived from active management.

Comment 24:	Consider revising the Principal Investment Strategies section to clarify the association to “Convertible Securities Risk.”

Response:	The Fund’s Principal Investment Strategies will be revised accordingly.

Comment 25:	Consider revising the Principal Investment Strategies section to clarify the association to the following Derivatives Risks: “Derivatives Risk/Credit Default Swaps Risk,” “Derivatives Risk/Forward Foreign Currency Contracts Risk,” “Derivatives Risk/Forward Interest Rate Agreements Risk,” “Derivatives Risk/Interest Rate Swaps Risk,” and “Derivatives Risk/Portfolio Swaps and Total Return Swaps Risk.”

Response:	The Fund’s Principal Investment Strategies will be revised accordingly.

Comment 26:	Consider revising the Principal Investment Strategies section to clarify the association to “U.S. Government Obligations Risk.”

Response:	The Fund’s Principal Investment Strategies will be revised accordingly.

Statement of Additional Information comments

Comment 27:	Consider revising the second paragraph of the Fundamental and Non-fundamental Investment Policies section if the Fund’s policies on borrowing and illiquid securities are excluded from the time of investment compliance standard.

Response:	The disclosure will be revised accordingly.

Comment 28:	In the Fundamental Policies section, for purposes of concentration policy D6, clarify whether the Fund will look through to underlying funds when complying with the concentration policy.

Response:	The following sentence will be added to concentration policy D6 in the Fundamental Policies section:

The Fund will consider the concentration policies of any underlying funds in which it invests when evaluating compliance with its concentration policy.

Additionally, the following disclosure will be added to footnote “*” associated to the concentration category in the Fundamental Policies section:

To the extent that a Fund’s concentration policy requires the Fund to consider the concentration policies of any underlying funds in which it invests, the Fund will consider, in the case of unaffiliated underlying funds, the portfolio positions at the time of purchase of such unaffiliated underlying funds based on portfolio information made publicly available by them. The Fund does not consider futures or swaps clearinghouses or securities clearinghouses, where the Fund has exposure to such clearinghouses in the course of making investments in futures and securities, to be part of any industry.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I